FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic xpi Integration Platform Receives Independent Recommendation from Ovum in Latest 'On the Radar' Report

PRESS RELEASE

Magic xpi Integration Platform Receives Independent Recommendation from Ovum in Latest 'On the Radar' Report

Magic xpi’s code-free and scalable solution simplifies integration for both integration practitioners and non-developers, drives developer productivity and reduces total cost of ownership (TCO)

Or Yehuda, Israel, August 28, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Ovum, a leading analyst firm, has recognized Magic as a well-positioned integration platform (middleware) provider in the latest Ovum “On the Radar” report. Written by Saurabh Sharma, Principal Analyst at Ovum, the report states that the solution includes built-in connectors for a variety of industry-leading enterprise applications, and a wide range of standard IT protocols and standards.

Magic’s drag-and-drop approach to data mapping shortens the time required to integrate applications and data sources in an organization or on the cloud, allowing both skilled integrators and non-developers to implement integration processes. The organizations using the solution are able to go live within only three weeks on average.

The report states that the Magic solution is a good option for small-and medium-size enterprises (SMEs) because the platform is code-free, is compatible with the market’s leading technologies, and shortens project completion times.

“Magic xpi Integration Platform is a good option for organizations in need of a scalable approach to on-premises, cloud, mobile, and IoT application integration that does not require highly skilled or specialized developers,” Saurabh Sharma wrote in the report. “While its “ease-of-use” and simplified user experience (UX) are aligned with the requirements of small-and medium-size enterprises (SMEs), Magic xpi Integration Platform is also an end-to-end solution for enterprise-scale integration initiatives. Magic Software has expanded the IoT application integration capabilities of its Magic xpi Integration Platform, and is working on offering a full-fledged integration PaaS (iPaaS) solution.”

For large organizations, the report recommends putting Magic xpi “on the radar”’ because the solution decouples the business logic from the integration layer and includes development tools and built-in connectors, “simplifying the development and execution of integration flows. This reduces the skill level required for composing business processes and workflows, and helps organizations achieve faster time-to-integration” with an estimated time savings in development of 60%.

"We are pleased to be recognized by Ovum as an integration solution that increases programing efficiency and speeds up time to market”, said Yuval Lavi, Vice President of Technology & Innovation with Magic Software. "Today, if enterprises want to undergo digital transformation to create a competitive differentiator, well-executed system integration is necessary to streamline corporate processes and create excellent customer experiences.”

Ovum's “On the Radar” report is a series of research notes about vendors bringing innovative ideas, products and business models to the market.

You can read the full report here:  http://info.magicsoftware.com/OvumReport2017

About Ovum

Ovum is a leading global technology, media and telecoms research and advisory firm. Through its 150+ analysts worldwide it offers expert analysis and strategic insight across the IT, telecoms, and media industries. Founded in 1985, Ovum has one of the most experienced analyst teams in the industry and is a respected source of guidance for technology business leaders, CIOs, vendors, service providers, and regulators looking for comprehensive, accurate, and insightful market data, research, and consulting. With 23 offices across six continents, Ovum offers a truly global perspective on technology and media markets and provides thousands of clients with insight including workflow tools, forecasts, surveys, market assessments, technology audits, and opinion.

Ovum is part of the Business Intelligence Division of Informa plc, a leading business intelligence, academic publishing, knowledge, and events group listed on the London Stock Exchange.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

Press Contact:

Debbie Sarig | Content & PR Manager

Magic Software Enterprises

dsarig@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release. Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2017	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic xpi Integration Platform Receives Independent Recommendation from Ovum in Latest 'On the Radar' Report

Exhibit 10.1